UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

September 7, 2004

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F    X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes          No     X

   On September 7, 2004 the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference

(c)     Exhibit 99.1. Press release dated September 7, 2004

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

September 7, 2004 (Date)	/s/ Jim Fredholm Jim Fredholm Chief Financial Officer

/s/ Hans R. Brütsch Hans R. Brütsch Corporate Secretary

EXHIBIT 99.1

Adecco Group organic sales growth accelerates in Q2

Q2 2004 highlights:

* Revenues up 6% at EUR 4.3 billion (up 8% in constant currency)
* Gross margin stabilized at 16.8% in Q2 2004
* Operating income before amortisation down 16% at EUR 114 million, but up 15% excluding the impact of costs associated with the 2003 financial reporting delay
* Net income up 11% to EUR 95 million including EUR 30 million gain on sale of jobpilot
* EPS of EUR 0.51 for the second quarter compared to EUR 0.46 for the same period last year

* Adecco Staffing, which accounts for 89% of Group revenues, grew revenues by 7% (up 8% in constant currency) and contribution by 22%
* Ajilon Professional also reported positive operational gearing, converting 8% revenue growth into 22% contribution increase
* LHH Career Services revenues down 30%, reflecting the market cycle
* Investigation by independent counsel now complete without finding anything financially material to the Adecco Group

First Half 2004 highlights:

* Revenues up 3% at EUR 8.1 billion
* Operating income before amortisation down 30% at EUR 174 million, but up 1% excluding the impact of costs associated with the 2003 financial reporting delay
* Net income down 17% to EUR 125 million including EUR 30 million gain on sale of jobpilot
* EPS of EUR 0.67 for the first half compared to EUR 0.80 for the same period last year
* Net debt further reduced by EUR 132 million to EUR 792 million

CHESEREX, SWITZERLAND - September 7, 2004: Commenting on the results Jérôme Caille, Adecco Group Chief Executive Officer, said:

"We are pleased with the acceleration of sales growth across the globe, reflecting the quality of our client relationships and the commitment of our people. This has been achieved together with gross margin stabilisation and we are encouraged by the improving performance of the US business. We are moving into the second half of the year with confidence."

Sales

Group sales for the second quarter rose 6% in Euro, and 8% in constant currency, representing a doubling of sales growth over the first quarter.

Gross Margin

Gross margin at group level showed a sequential improvement of 30bp[1] from 16.5% in Q1 2004 to 16.8% in Q2 2004. Year on year, gross margin declined 20bp from 17.0% in Q2 2003 to 16.8% in Q2 2004. Revenue decline in the LHH Career Services division in Q2 2004 led to a negative impact of 40bp in the Group gross margin. Thus, excluding the LHH Career Services division, gross margin improved 20bp this quarter compared to last year's second quarter. This gross margin performance reflects a wide variety of margin experience globally. Solid margin improvements were achieved in Adecco Staffing and in Ajilon Professional. In Adecco Staffing North America, gross margin improved 50bp in Q2 2004 compared to Q1 2004, reflecting the early results of initiatives aimed at restoring prices and profitability.

[1] Bp: basis point

Operating Costs

In the second quarter, operating costs rose 5% at constant rates in response to further sales acceleration. This excludes costs associated with the 2003 financial reporting delay of EUR 41 million. Taking into account these costs, operating costs increased 12% at constant rates. As a percentage of sales the operational cost ratio dropped a further 50bp to 13.2%, excluding costs associated with the 2003 financial reporting delay.

Operating Income before Amortisation

In the second quarter, operating income before amortisation, excluding costs associated with the 2003 financial reporting delay of EUR 41 million, was up 15% at EUR 155 million. Taking into account costs associated with the 2003 financial reporting delay, operating income before amortisation declined by 16%. Operating margin before amortisation and costs associated with the 2003 financial reporting delay increased by 20bp to 3.6% in Q2 2004 from 3.4% in Q2 2003.

Net income and EPS[2]

Net income was up 11% to EUR 95 million in the second quarter, a basic EPS of EUR 0.51 for Q2 2004 compared to EUR 0.46 for the second quarter last year. In the first half, net income was down 17% to EUR 125 million. Basic EPS for the first half was EUR 0.68 compared to EUR 0.80 for the first half of last year. Net income and basic EPS figures for both first half and second quarter 2004 include EUR 30 million gain on sale of jobpilot in April 2004.

[2] EPS: Earnings per share

Cash Flow and Net Debt

Cash flow from operations was EUR 33 million in the first six months, which represents a decrease of EUR 151 million compared with the same period last year. This decrease reflects primarily cash outflow of EUR 57 million associated with the 2003 financial reporting delay; cancellation of UK securitisation program of EUR 50 million and additional working capital needed to support growth.

Net debt was further reduced by EUR 132 million in the first half to EUR 792 million.

Currency Impact

Currency fluctuations reduced reported sales by 2% and operating income before amortization by 1% in the second quarter. In the first half, the negative currency impact was 3% and 1% for sales and operating income before amortisation, respectively.

US GAAP Results

For the first six months ended June 27, 2004, the Adecco Group reported under US Generally Accepted Accounting Principles (US GAAP) revenues of EUR 8.1 billion, operating income of EUR 173 million, which includes EUR 1 million amortisation of intangibles, income from continuing operations of EUR 95 million and a net income of EUR 125 million, which includes EUR 30 million gain from the sale of jobpilot.

Adecco Staffing Division

Adecco Staffing is the number 1 in the world, ranked number 1or 2 in 11 of the 13 largest staffing markets. In this quarter, the division accounted for 89% of group revenue and 85% of total contribution generated by operating units. The quarter saw a year on year increase in sales of 8% in constant currency to EUR 3.8 billion, with all regions delivering sales growth. This represents a strong acceleration against a first quarter revenue growth of 5% in constant currency. Operating income before amortisation in this quarter grew 22% in constant currency to EUR 155 million, resulting in a 50bp contribution margin increase compared to the second quarter of 2003.

* Adecco France sales grew 5% in the quarter and we again gained market share in a flat market. Provisions of EUR 12 million were released at gross margin level in Q2 2004. A similar amount of these provisions had been released at gross margin level in Q2 2003.
* Adecco North America sales rose 8% in constant currency, a healthy improvement on the first quarter, when revenues grew 3% in constant currency. In the second quarter, Adecco North America increased its contribution compared to Q2 2003.
* Adecco UK sales grew 5% in constant currency, supported by an active branch opening program.
* Adecco Japan grew by 11%, supporting regional Asia Pacific sales growth of 12%, both in constant currency. We are on track to open our 50 planned new branches for this year.
* Adecco Italy sales grew by 19% compared with 12% in Q1 2004. We anticipate that Italy will remain the highest growth country of our major European markets this year.
* Adecco Germany grew sales by 15% up from a 2% decline in Q1 2004, reflecting market conditions and measures taken by our German management team.
* Adecco Iberia delivered sales growth of 3% with a continued extension of our service offering.
* Adecco Benelux achieved strong sequential sales improvement from being flat in Q1 2004 to being up 14% in Q2 2004 with excellent operational gearing.

Ajilon Professional Division
Ajilon Professional is ranked number 3 in the global professional staffing market.

In the Ajilon Professional Services Division, which represented 10% of group revenues, sales for the quarter were up 8% in Euro and 9% in constant currency to EUR 448 million, growing for the first time faster than the group. Operating income before amortisation was up 22% in Euro and 24% in constant currency to EUR 22 million, a 4.9% return on sales, representing a 60bp improvement in margins over the second quarter of 2003.

Amongst the major business units, Ajilon UK Consulting delivered strong sales growth of over 20% in Q2 2004, its highest sales growth in nine quarters, together with 30bp gross margin increase. Enhancement in the temp-perm business mix, particularly in the Office and Finance segments, also helped margin increase.

LHH Career Services Division

Lee Hecht Harrison (LHH) is ranked number 2 in the world outplacement and career services market.

In the LHH Career Services Division, which represented 1% of group sales and 3% of contribution generated by operating units, revenues fell by 30% in Euro and 25% in constant currency to EUR 39 million, due to continuing cyclical deceleration in demand. Contribution declined by 63% (down 60% in constant currency) to EUR 6 million. Revenue growth in this counter-cyclical business is positioned to resume as M&A activity picks up.

Discontinued operations

As previously announced the sale of jobpilot was completed in April 2004. A book profit of EUR 30 million, including a favourable currency impact, has been realised in the second quarter.

Controls and compliance

As previously announced Adecco's Audit Committee commissioned, in 2003, an independent investigation by US and Swiss independent counsel and overseen by an independent monitor. This investigation is now fully complete and did not find anything financially material to the Adecco Group.

Adecco is working to strengthen its internal controls in areas identified during the 2003 audit.

Adecco is committed to maintaining the highest standards of ethical business conduct. To further strengthen group practices in this area, Adecco has today announced the appointment of a full-time Chief Compliance and Business Ethics Officer to oversee worldwide compliance practices and business ethics within the group reporting to the Board.

Outlook

As we said in Q1, worldwide demand for temporary staffing continued to grow and Adecco expects it to further strengthen into 2005. The strengthening business environment underpins the recent stabilisation in gross margin and we are committed to improving margins further as market conditions allow. Profitability will be less impacted by the costs related to the 2003 financial reporting delay in the second half of the year.

Adecco remains confident about the medium term profitability outlook due to the increase in the number of permanent placements, the recovery of the professional staffing sector and the accelerated growth in countries undergoing favourable regulatory changes.

Forward-looking statements

Information in this release may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based on information available to Adecco S.A. (the "Company") as of the date of this release, and we assume no duty to update any such forward-looking statements. Factors that could affect the Company's forward-looking statements include, among other things: the outcome of investigations by governmental agencies or stock exchanges; the pace of economic recovery in various regions and the demand for temporary staffing; the impact and result of any litigation (including US class action litigation); any adverse developments in existing commercial relationships, disputes or legal proceedings; volatility of the Company's stock price; intense competition in the markets in which the Company competes; and negative reactions from the Company's shareholders, creditors or vendors with respect to any of the foregoing matters.

The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Please refer to the Company's Annual Report on Form 20-F for the year ended December 28, 2003, and other reports filed with or submitted to the U.S. Securities and Exchange Commission from time to time, for a further discussion of the factors and risks associated with our business.

About Adecco

Adecco S.A. is a Forbes 500 company and the global leader in HR Solutions. The Adecco Group network connects 650,000 associates with business clients each day through its network of 28,000 employees and 6,000 offices in 71 territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group comprises three Divisions: Adecco Staffing, Ajilon Professional and LHH Career Services. In Adecco Staffing, the Adecco staffing network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialised branded businesses; LHH Career Services encompasses our portfolio of outplacement and coaching.

Adecco S.A. is registered in Switzerland (ISIN: CH0012138605) and listed on the Swiss Stock Exchange with trading on Virt-x (SWX/VIRT-X:ADEN), the New York Stock Exchange (NYSE:ADO) and Euronext Paris - Premier Marche (EURONEXT: ADE).

Further information can be found at the Investor Relations page at www.adecco.com.

Contacts:

Adecco Corporate investor relations
Investor.relations@adecco.com or ++41 44 878 8884

Cubitt Consulting
Simon Broklebank-Fowler/Fergus Wylie
kate.martens@cubitt.com or +44 (0) 207 367 5100

Consolidated Statements of Operations

EUR millions	Three months ended				Six months ended
	June	June	% change		June	June	% change
	27, 2004	29, 2003	EUR	Constant	27, 2004	29, 2003	EUR	Constant

Net service revenues	4,280	4,028	6%	8%	8,080	7,853	3%	6%
Direct costs of services	(3,561)	(3,342)			(6,734)	(6,494)
Gross margin	719	686			1,346	1,359
	16.8%	17.0%			16.7%	17.3%

Selling, general & administrative expenses	(605)	(550)			(1,172)	(1,111)
	14.1%	13.7%			14.5%	14.2%
Operating income before amortisation 1)	114	136	-16%	-15%	174	248	-30%	-29%
	2.7%	3.4%			2.1%	3.2%

Amortisation of intangibles	(1)	(1)			(1)	(2)
Operating income	113	135	-16%		173	246	-30%
	2.6%	3.3%			2.1%	3.1%

Interest and other expenses	(12)	(16)			(25)	(39)
Provision for income taxes	(36)	(32)			(53)	(56)
Income from continuing operations	65	87	-25%		95	151	-37%
	1.5%	2.2%			1.2%	1.9%

Income (loss) from discontinued operations	30	(1)			30	(1)
Net income	95	86	11%		125	150	-17%
	2.2%	2.1%			1.5%	1.9%

Basic earnings per share:
Continuing operations	0.35	0.46			0.51	0.81
Discontinued operations	0.16	-			0.16	(0.01)
Net income	0.51	0.46			0.67	0.80

Diluted earnings per share:
Continuing operations	0.34	0.46			0.50	0.80
Discontinued operations	0.15	(0.01)			0.15	(0.01)
Net income	0.49	0.45			0.65	0.79

Weighted average shares	186,986,840	186,699,026			186,986,215	186,698,165
Diluted shares	201,457,779	192,110,784			201,542,460	192,084,638

1) Operating income before amortisation is a non-U.S. GAAP (U.S. generally accepted accounting principles) information used by management as supplementary information. It includes EUR 41 million and EUR 77 million, in the second quarter and in the first half of 2004 respectively, of costs associated with the 2003 financial reporting delay.

Net Service Revenues and Contribution* by Division & Geographical Segment

Q2 2004	Net Services Revenues				Contribution*
EUR millions	2004	2003	Variance %		2004	2003	Variance %
			EUR	Constant			EUR	Constant

Adecco Staffing
Europe	2,557	2,372	8	8	123	102	20	20
North America	735	732	0	8	11	7	66	76
Asia Pacific	402	355	14	12	18	17	12	11
Rest of World	99	99	1	10	3	2	67	85
Total	3,793	3,558	7	8	155	128	22	22

Ajilon Professional
Europe	217	188	15	12	8	4	89	77
North America	176	177	-1	6	11	12	-5	1
Asia Pacific	55	50	9	5	3	1	23	20
Rest of World
Total	448	415	8	9	22	17	22	24

Career Services
Europe	7	9	-27	-27	0	2	-123	-123
North America	32	46	-30	-25	6	15	-57	-54
Asia Pacific
Rest of World
Total	39	55	-30	-25	6	17	-63	-60

Total Operating Units	4,280	4,028	6	8	183	162	13	15

Adecco Group Summary
By Division
Adecco Staffing	3,793	3,558	7	8	155	128	22	22
Ajilon Professional	448	415	8	9	22	17	22	24
Career Services	39	55	-30	-25	6	17	-63	-60

By Region
Europe	2,781	2,569	8	8	131	108	21	21
North America	943	955	-1	6	28	34	-15	-9
Asia Pacific	457	405	13	11	21	18	13	12
Rest of World	99	99	1	10	3	2	67	85

Corporate Expenses					-69	-26

Adecco Group	4,280	4,028	6	8	114	136	-16	-15

*Operating income before amortisation at Group level

Net Service Revenues and Contribution* by Division & Geographical Segment

Half Year 2004	Net Services Revenues				Contribution*
EUR millions	2004	2003	Variance %		2004	2003	Variance %
			EUR	Constant			EUR	Constant

Adecco Staffing
Europe	4,799	4,524	6	6	205	190	8	8
North America	1,383	1,469	-6	6	13	6	130	138
Asia Pacific	766	698	10	11	24	29	-15	-14
Rest of World	190	194	-2	9	6	1	985	911
Total	7,138	6,885	4	7	248	226	10	11

Ajilon Professional
Europe	418	387	8	8	15	9	64	59
North America	335	365	-8	2	17	19	-11	-2
Asia Pacific	107	97	10	6	5	4	10	9
Rest of World
Total	860	849	1	5	37	32	13	18

Career Services
Europe	14	17	-19	-18	1	3	-86	-86
North America	68	102	-33	-24	16	34	-52	-45
Asia Pacific
Rest of World
Total	82	119	-31	-23	17	37	-54	-49

Total Operating Units	8,080	7,853	3	6	302	295	2	5

Adecco Group Summary
By Division
Adecco Staffing	7,138	6,885	4	7	248	226	10	11
Ajilon Professional	860	849	1	5	37	32	13	18
Career Services	82	119	-31	-23	17	37	-54	-49

By Region
Europe	5,231	4,928	6	6	221	202	9	9
North America	1,786	1,936	-8	3	46	59	-21	-12
Asia Pacific	873	795	10	11	29	33	-12	-11
Rest of World	190	194	-2	9	6	1	985	911

Corporate Expenses					-128	-47

Adecco Group	8,080	7,853	3	6	174	248	-30	-29

*Operating income before amortisation at Group level

Consolidated Balance Sheets

EUR millions
	June 27,	December 28,
	2004	2003
ASSETS
Current Assets
Cash and cash equivalents	633	565
Short-term investments	412	403
Trade accounts receivable, net	3,270	2,947
Other current assets	279	308
Current assets from discontinued operations	-	14
Total current assets	4,594	4,237

Property, equipment and leasehold improvements, net	299	327
Other assets	418	438
Intangibles, net	2	3
Goodwill, net	1,267	1,241
Other assets from discontinued operations	-	60
Total assets	6,580	6,306

LIABILITIES
Current liabilities
Short-term debt and current
maturities of long-term debt	335	377
Accounts payable and accrued expenses	2,928	2,762
Current liabilities from discontinued operations	-	12
Total current liabilities	3,263	3,151

Long-term debt	1,502	1,479
Other liabilities	129	125
Other liabilities from discontinued operations	-	4
Total liabilities	4,894	4,759

Minority interests	1	-

SHAREHOLDERS' EQUITY
Common shares	116	116
Additional paid-in capital	2,008	1,993
Accumulated deficit	(477)	(602)
Accumulated and other comprehensive income	43	45
	1,690	1,552
Less: Treasury stock, at cost	(5)	(5)
Total shareholders' equity	1,685	1,547

Total liabilities and shareholders' equity	6,580	6,306

Consolidated Statements of Cash Flows
EUR millions	Six months ended

	June 27, 2004	June 29, 2003

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	125	150
Adjustments to reconcile net income (loss) to net cash and cash equivalents from operating activities of continuing operations:
(Income) / loss from discontinued operations	(30)	1
Depreciation	61	65
Amortisation of intangibles	1	1
Other charges	30	17
Changes in operating assets and liabilities, net
of acquisitions:
Trade accounts receivable	(311)	(211)
Accounts payable and accrued expenses	148	116
Other current assets	(12)	47
Non-current assets and liabilities	21	(2)

Cash flows from operating activities of continuing operations	33	184

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures, net of proceeds	(29)	(31)
Acquisitions	(1)	-
Change of short-term investments	20	-
Other investing activities	3	6

Cash flows from (used in) investing activities of continuing operations	(7)	(25)

CASH FLOW FROM FINANCING ACTIVITIES
Net increase (decrease) in short-term debt	(13)	(49)
Repayment of long-term debt	(34)	(8)
Dividends paid to shareholders	-	(75)
Other financing activities	17	109

Cash flows from (used in) financing activities of continuing operations	(30)	(23)

Effect of exchange rate changes on cash	8	(26)

Net proceeds from sale of discontinued operations	64	-

Net increase in cash and cash equivalents	68	110

Cash and cash equivalents:
Beginning of period	565	208

End of period	633	318

Supplemental disclosure of non-cash investing activities:

Stock received in the sale of jobpilot	24	-